Exhibit 99.1

Qudian Inc. Announces Strategic Business Initiative

- Launching Ready-to-Cook Meal Business Nationwide

XIAMEN, China, April 14, 2022 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a consumer-oriented technology company in China, today announced it has launched a new strategic business initiative in ready-to-cook meals, or QD Food.

Qudian has been exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. As a result, Qudian launched its QD Food business on a trial basis in March 2022. Catering to working-class families, QD Food features ready-to-cook dishes that can be conveniently prepared at home using simple procedures. Consumers order QD Food products on their smartphones through Qudian’s WeChat mini-program.

QD Food products are currently available in Shenzhen, and Qudian plans to expand the new business offerings to other cities in China. As of April 13, 2022, over 80 thousand unique users have placed orders since the Company launched the service in late March 2022. The typical price range of QD Food products is between RMB12.9 and RMB44.9 per unit before coupon discounts.

“We look forward to tapping into the opportunities offered by the strong demand for innovative consumer products and services in China,” said Min Luo, Founder, Chairman and Chief Executive Officer of Qudian, “We expect our ready-to-cook meal business will become an important revenue stream in 2022. Since our inception, we have accumulated extensive knowledge and deep insights with respect to Chinese consumers, which, together with our technology capabilities, are driving our competitive strengths in this new business endeavor. “

In light of the regulatory uncertainties in China’s online consumer finance market and to maintain its asset quality, Qudian has implemented stringent credit standards for its loan business, which have led to a significant decrease in the number of loans facilitated in the first quarter of 2022. As a result, the Company expects its revenue to decline sequentially in the first quarter of 2022, compared with the fourth quarter of 2021. In addition, the Company expects further decreases in the total amount of loans facilitated and related revenue in the second quarter of 2022. Qudian will continue to evaluate conditions in the online consumer finance market and relevant regulatory developments. Based on this ongoing assessment, the Company may wind down its credit business.

In the near term, Qudian expects to offer discounts and incur significant marketing expenses to expand QD Food’s user base. As a result, the Company expects to incur losses initially in connection with this new venture. At the same time, it will continue to explore new business initiatives to increase stakeholders’ long-term value.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. The Company is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit https://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contains forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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